Amy L. Bowler
Phone (303) 295-8337
Fax (303) 713-6305
abowler@hollandhart.com
40422.0041
October 3, 2006
Ms. Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Exabyte Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on September 18, 2006
File No. 0-33231
Dear Ms. Jacobs:
     We have received your comment letter dated September 28, 2006 regarding Exabyte Corporation’s Preliminary Proxy Statement on Schedule 14A (File No. 0-33231). Your comments and our responses to them are set forth below.
General
1.	Please confirm that all necessary disclosure pursuant to Item 14 of Schedule 14A has been provided. We note that information pursuant to Item 14(c)(1) has not been provided. Please include such disclosure or advise us otherwise.
     We believe all necessary disclosure pursuant to Item 14 of Schedule 14A has been provided. We do not believe Item 14(c)(1) information is required or appropriate because the only consideration in the asset sale is cash. The instructions to this Item state that in transactions in which the consideration offered to security holders consists wholly of cash, the information required by paragraph (c)(1) of this Item for the acquiring company need not be provided unless the information is material to an informed voting decision (e.g., the security holders of the target company are voting and financing is not assured). Tandberg Data’s existing cash and additional availability under its credit agreement with its existing lender are sufficient to pay the purchase price in the asset sale as well as operate its business. Because the acquirer has demonstrated to the Company’s Board and Independent Committee its financial ability to satisfy the terms of the asset sale, we do not believe that disclosure of such information is necessary.
     Please note also that only the stockholders of the Company will be voting on the transaction.

Ms. Barbara C. Jacobs
October 3, 2006

2.	Please elaborate where appropriate, such as in your summary and dissolution proposal discussion, on whether the remaining liabilities subsequent to the prospective asset sale for which stockholder approval is being sought in this proxy statement will result in any liabilities for the stockholders pursuant to Delaware law or otherwise. We note that the board has and stockholders will approve a transaction and dissolution that does not provide for the satisfaction of a significant amount of liabilities. Please further discuss the rights, if any, the holders of such remaining liabilities may have with respect to your prospective asset sale.
     Among other reasons, because the stockholders will be receiving no consideration for their common stock, under Delaware law, they will not be subject to liability for obligations remaining with the Company following the asset sale. We have revised pages 2 and 24 to reflect this comment. We have also revised pages 2 and 18 to discuss rights of unpaid creditors with respect to the asset sale.
3.	Please address where appropriate whether stockholders have any dissenter’s rights pursuant to Delaware law with respect to the prospective asset sale.
     We disclose in each proposal that stockholders will not have appraisal rights under Delaware law. Delaware law uses the term “appraisal rights”, not “dissenter’s” rights.
Summary Term Sheet, page 1
4.	We refer you to the disclosure on page 2 that you have dealt with Tandberg Data in the past. Please revise your proxy statement, including your background section, to provide a materially complete discussion of Exabyte’s historical relationship with Tandberg Data, including a discussion of any relationship between the affiliates of Exabyte and Tandberg Data.

We have revised pages 2 and 13 in response to your request to note that in the past we have sold product to Tandberg Data, although the related revenue was not significant in 2004, 2005 and 2006. In addition, we have noted that Imation Corp., one of our largest stockholders, has a long-standing business relationship with Tandberg Data. To our knowledge, none of our other affiliates have an ownership or material business relationship with Tandberg Data.

Ms. Barbara C. Jacobs
October 3, 2006

Letter and Notice to Stockholders
5.	Please prominently disclose and briefly discuss the fact that subsequent to your prospective asset sale there will be no assets available for distribution to the common or preferred stockholders. Also, revise to disclose the liabilities that you anticipate having following the asset sales.
     The notice to stockholders has been revised to repeat information contained elsewhere in the proxy materials regarding the fact that stockholders will receive no consideration in the asset sale or following dissolution and to specify the liabilities the Company expects to retain following the asset sale.
Summary Term Sheet
Interests of Our Directors, Officers and Affiliates in the Asset Sale, page 3
6.	Please quantify here and in your later discussion the payments to be made to your officers including their compensation for their continuing employment. Please further disclose here the recent August 28, 2006 adoption of the senior management retention plan and the reason(s) for the adoption of such plan. We also note that the adoption of such plan appears to have necessitated the filing of a Form 8-K under Item 1.10, but such filing does not appear to have been made. Please explain.
     We have revised disclosures regarding the senior management retention plan on pages 3, 4, 21 and 22 as requested. Please note that the adoption of the senior management retention plan was disclosed in the Company’s Current Report on Form 8-K filed on September 1, 2006.
Proposal 1, page 9
7.	We note your statement in the first paragraph that your discussion here “does not contain all of the information that you may consider to be important in determining how to vote.” Please note that your discussion should be materially complete without any reference to other documents for additional material information. Please remove any implication that your discussion of the prospective asset sale is not materially complete.

We have revised page 9 as requested.

Ms. Barbara C. Jacobs
October 3, 2006

8.	Please revise your background section to better distinguish between “potential strategic buyer” and “financial bidder.” In this regard, it appears that you refer to Tandberg Data as both. Also, to the extent that “potential strategic buyer” and “financial bidder” are synonymous, reconcile your disclosure on page 11 that on July 18, 2006 the final strategic buyer (other than Tandberg Data) officially withdrew its interest and the disclosure on page 12 that on August 12, 2006, St. Charles Capital reported that two of the three financial bidders indicated that they were no longer interested in pursuing a transaction.

We have revised the background section as requested.

Very truly yours,
/s/ Amy L. Bowler
Amy L. Bowler
for Holland & Hart LLP

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